Suite 203

2628 Granville Street

Vancouver

V6H 4B4

PERSONAL AND CONFIDENTIAL

June 2, 2003

James M. DeMesa, M.D.

Suite 904

323 Jervis

Vancouver, BC

V6C 3P8

Dear Jim:

RE:  AMENDMENT TO EMPLOYMENT AGREEMENT

Further to our previous discussion, this is to confirm the Board of Directors’ approval to amend your Employment Agreement dated October 1, 2001 (as amended by a letter dated January 31, 2003) as follows:

The section entitled “3) Paragraph 11, Stock Options , b):” as outlined in the January 31, 2003 letter will be deleted and replaced with the following:

1)

For the period October 1, 2002 to April 30, 2003 you agree that the basis for your annual option grant will be the product of: (i) a pro rata seven month portion of the 75,000 contractual annual option grant, which is 43,750 options; and (ii) a factor of 80%, such factor being determined  using the methodology developed to determine the Fiscal 2003 annual option grants for all other Micrologix employees. Based on this calculation, an option to purchase 35,000 Micrologix common shares was granted to you on June 2, 2003 with an exercise price of $1.79 per common share with 8,750 vesting immediately and 8,750 vesting on each of the 1st, 2nd and 3rd anniversaries of the grant (Note: this vesting is as per #3 below).

2)

For future fiscal years, starting with the fiscal year ending April 30, 2004, you agree that:

a)

The basis for your annual option grant will be the product of: (i) the 75,000 contractual annual option grant; and (ii) a factor, not to exceed 100%, based on corporate results achieved for the fiscal year and your individual CORE score, such factor to be determined using the methodology employed for determining the annual option grants for all other Micrologix employees;

b)

Notwithstanding a), if the Company changes the methodology for determining annual option grants to employees for any future fiscal year, such new method will be utilized; and

c)

The Board reserves the right to consider annual option awards over and above the 75,000 contractual annual grant in an outstanding year.

3)

The vesting provisions of your annual option grants (commencing with the Fiscal 2003 grant) will be modified to correspond with the vesting periods for annual option grants to other employees.  The timing of your future annual option grants will be the same as the date of annual option grants, if any, to all employees and any options granted.

The Board of Directors has approved these changes and pending your acceptance these changes will go into effect immediately. If you are in agreement with these changes please sign this letter where indicated below and return the signed letter to Catherine Malone.  If you have any questions in this regard, please do not hesitate to contact me.

Sincerely,

MICROLOGIX BIOTECH INC.

David Scott

Chairman

I agree to the above listed amendments to my Employment Agreement:

________________________________              _____________________________

          James M. DeMesa, M.D.

      Date